FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2020 (U.S. GAAP)

Date:	July 29, 2020
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the three months ended June 30
	2019		2020
		% Change from June 30, 2018		% Change from June 30, 2019
Total revenue	511,379	18.7%	514,049	0.5%
Net revenue	332,001	22.1%	460,747	38.8%
Income before income taxes	74,806	448.3%	181,811	143.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	55,833	969.0%	142,516	155.3%
Comprehensive income	24,625	(44.4%)	145,005	488.9%
Basic-Net income attributable to NHI shareholders per share (Yen)	16.83		46.77
Diluted-Net income attributable to NHI shareholders per share (Yen)	16.48		45.65
Return on shareholders’ equity-annualized	8.4%		21.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At June 30
	2020	2020
Total assets	43,999,815	41,545,394
Total equity	2,731,264	2,830,643
Total NHI shareholders’ equity	2,653,467	2,779,503
Total NHI shareholders’ equity as a percentage of total assets	6.0%	6.7%
Total NHI shareholders’ equity per share (Yen)	873.26	909.52

2. Cash Dividends

			(Yen amounts)

	For the year ended March 31
	2020	2021	2021 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	15.00	—	Unconfirmed
At December 31	—	—	—
At March 31	5.00	—	Unconfirmed
For the year	20.00	—	Unconfirmed

Note: Fiscal year 2021 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2021”.

3. Earnings Forecasts for the year ending March 31, 2021

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2020	2020
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	454,975,108	437,566,092

	For the three months ended June 30
	2019	2020
Average number of shares outstanding (year-to-date)	3,317,794,746	3,047,302,930

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 8
(2) Consolidated Statements of Income	P.10
(3) Consolidated Statements of Comprehensive Income	P.11
(4) Note with respect to the Assumption as a Going Concern	P.11
(5) Segment Information – Operating Segment	P.12
(6) Significant Changes in Equity	P.13

4. Supplementary Information	P.14

(1) Consolidated Statements of Income – Quarterly Comparatives	P.14
(2) Business Segment Information – Quarterly Comparatives	P.15
(3) Other	P.16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	332.0	460.7	38.8
Non-interest expenses	257.2	278.9	8.5

Income (loss) before income taxes	74.8	181.8	143.0
Income tax expense	17.9	37.5	109.4

Net income (loss)	56.9	144.3	153.6

Less: Net income (loss) attributable to noncontrolling interests	1.1	1.8	68.8

Net income (loss) attributable to NHI shareholders	55.8	142.5	155.3

Return on shareholders’ equity-annualized	8.4%	21.0%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 460.7 billion yen for the three months ended June 30, 2020, an increase of 38.8% from the same period in the prior year. Non-interest expenses increased by 8.5% from the same period in the prior year to 278.9 billion yen. Income before income taxes was 181.8 billion yen and net income attributable to NHI shareholders was 142.5 billion yen for the three months ended June 30, 2020.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	334.9	458.4	36.9
Non-interest expenses	257.2	278.9	8.5

Income (loss) before income taxes	77.7	179.5	131.0

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2020 was 458.4 billion yen, an increase of 36.9% from the same period in the prior year. Non-interest expenses increased by 8.5% from the same period in the prior year to 278.9 billion yen. Income before income taxes was 179.5 billion yen for the three months ended June 30, 2020. Please refer to page 12 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	80.6	81.1	0.5
Non-interest expenses	72.5	66.0	(9.0)

Income (loss) before income taxes	8.1	15.1	85.6

Net revenue increased by 0.5% from the same period in the prior year to 81.1 billion yen, primarily due to an increase in commissions received from distribution of brokerage and investment trusts. Non-interest expense decreased by 9.0% to 66.0 billion yen. As a result, income before income taxes increased by 85.6% to 15.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	34.5	34.0	(1.4)
Non-interest expenses	16.4	14.9	(9.1)

Income (loss) before income taxes	18.1	19.2	5.6

Net revenue decreased by 1.4% from the same period in the prior year to 34.0 billion yen. Non-interest expense decreased by 9.1% to 14.9 billion yen. As a result, income before income taxes increased by 5.6% to 19.2 billion yen. Assets under management were 54.5 trillion yen as of June 30, 2020.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	159.5	248.7	55.9
Non-interest expenses	139.5	160.8	15.3

Income (loss) before income taxes	20.0	87.9	339.2

Net revenue increased by 55.9% from the same period in the prior year to 248.7 billion yen. Non-interest expense increased by 15.3% to 160.8 billion yen. As a result, income before income taxes was 87.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue	60.3	94.7	57.0
Non-interest expenses	28.8	37.3	29.2

Income (loss) before income taxes	31.5	57.4	82.5

Net revenue was 94.7 billion yen, mainly due to the recognition of 71.1 billion yen profit resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project. Income before income taxes was 57.4 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2020 were 41,545.4 billion yen, a decrease of 2,454.4 billion yen compared to March 31, 2020, mainly due to the decrease in Securities purchased under agreements to resell. Total liabilities as of June 30, 2020 were 38,714.8 billion yen, a decrease of 2,553.8 billion yen compared to March 31, 2020, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of June 30, 2020 was 2,830.6 billion yen, an increase of 99.4 billion yen compared to March 31, 2020.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Measurement of Credit Losses on Financial Instruments

On April 1, 2020, Nomura adopted Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments” using a modified retrospective transition method. The impact of this adoption was, for financial instruments subject to current expected credit losses, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the fair value option, the impact was ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

The following table summarizes critical accounting policies within our quarterly consolidated financial statements, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how the COVID-19 pandemic, has and is expected to continue to impact these estimates.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of the COVID-19 pandemic
Fair value of financial instruments	Estimating fair value for financial instruments	• Election of appropriate valuation techniques • Principal markets are active or inactive • Significance of level 3 inputs

•  Dislocated financial markets as a result of the COVID-19 pandemic has increased market volatility and reduced price transparency for certain financial instruments.

•  Updates to inputs used to determine fair value of financial instruments.

Allowances for doubtful accounts	Determination of whether loans, other receivables and loan commitments are impaired and measurement of impairment losses

•  Ability of borrowers to pay in accordance with contractual terms of the financial instruments

•  Future cash flows for impaired loans where impairment measurement using a discounted cash flow method

•  Fair value of collateral in impaired collateral dependent loans

•  Ability of borrowers to pay increasingly subjective as has required consideration both to pay in the short-term while governments imposed lockdowns and similar restrictions on trading, and in the longer-term once the restrictions were lifted and economies were expected to improve.

•  Estimating future cash flows increasingly subjective due to uncertainty in future performance of borrowers.

•  Estimating fair value increasingly subjective due to dislocated financial and non-financial markets.

Goodwill and intangible assets	Determination of whether goodwill and intangible assets are impaired and measurement of any impairment loss.

•  Identifying impairment indicators which trigger an impairment test

•  Inputs to the fair value of reporting units which include goodwill and fair value of indefinite-life intangibles

•  Future cash flows for recoverability of finite-lived intangible assets

•  The COVID -19 pandemic was not considered an impairment indicator for goodwill and finite-lived intangible assets during the first quarter ended June 30, 2020. No impairment testing of the relevant asset was required.

Equity method investees	Determination of whether equity method investees are impaired.	• When a decline in the share price of listed equity method investees below carrying value is other-than-temporary

•  As a result of significant movements in global equity markets due to the COVID-19 pandemic, we assessed and concluded no other-than-temporary impairment losses were required to be recognized for the first quarter ended June 30, 2020.

Critical accounting policy	Critical accounting estimates	Underlying subjective key assumptions by management	Impact of the COVID-19 pandemic
Litigation provisions	Determination of whether a loss is probable and measurement of provisions

•  Likelihood of eventual loss and ability to appeal or recover the loss from other parties

•  Management appetite to settle the matter

•  Loss amounts when claims are substantial, indeterminate or at an early stage

• While the COVID-19 pandemic has delayed the potential resolution of certain litigation matters, it has not had a direct significant impact on our litigation provisions as of June 30, 2020.

Income taxes	Realization of deferred tax assets

•  Future profitability of Nomura entities

•  Interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities

•  Weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction

•  Although estimating future taxable income was increasingly subjective due to uncertainty in future profitability of Nomura, it did not result in a significant impact on our determination of realization of deferred tax assets as of June 30, 2020.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2020	June 30, 2020	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,191,889	3,354,793	162,904
Time deposits	309,373	179,486	(129,887)
Deposits with stock exchanges and other segregated cash	373,686	555,106	181,420

Total cash and cash deposits	3,874,948	4,089,385	214,437

Loans and receivables:
Loans receivable	2,857,405	2,478,897	(378,508)
Receivables from customers	541,284	352,756	(188,528)
Receivables from other than customers	1,731,236	1,136,206	(595,030)
Allowance for doubtful accounts	(13,012)	(12,354)	658

Total loans and receivables	5,116,913	3,955,505	(1,161,408)

Collateralized agreements:
Securities purchased under agreements to resell	12,377,315	10,989,037	(1,388,278)
Securities borrowed	3,529,797	3,436,806	(92,991)

Total collateralized agreements	15,907,112	14,425,843	(1,481,269)

Trading assets and private equity and debt investments:
Trading assets*	16,853,822	16,698,157	(155,665)
Private equity and debt investments*	44,278	43,012	(1,266)

Total trading assets and private equity and debt investments	16,898,100	16,741,169	(156,931)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,114 million as of March 31, 2020 and ¥387,199 million as of June 30, 2020)	440,512	433,106	(7,406)
Non-trading debt securities*	455,392	431,590	(23,802)
Investments in equity securities*	112,175	111,388	(787)
Investments in and advances to affiliated companies*	367,641	390,054	22,413
Other	827,022	967,354	140,332

Total other assets	2,202,742	2,333,492	130,750

Total assets	43,999,815	41,545,394	(2,454,421)

*	Including securities pledged as collateral

Millions of yen
March 31, 2020	June 30, 2020	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,486,733	1,392,377	(94,356)
Payables and deposits:
Payables to customers	1,467,434	1,267,015	(200,419)
Payables to other than customers	1,653,495	1,205,137	(448,358)
Deposits received at banks	1,276,153	1,105,098	(171,055)

Total payables and deposits	4,397,082	3,577,250	(819,832)

Collateralized financing:
Securities sold under agreements to repurchase	16,349,182	14,790,152	(1,559,030)
Securities loaned	961,446	1,058,702	97,256
Other secured borrowings	717,711	363,224	(354,487)

Total collateralized financing	18,028,339	16,212,078	(1,816,261)

Trading liabilities	8,546,284	8,679,798	133,514
Other liabilities	1,034,448	1,019,940	(14,508)
Long-term borrowings	7,775,665	7,833,308	57,643

Total liabilities	41,268,551	38,714,751	(2,553,800)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2020 and 3,493,562,601 shares as of June 30, 2020
Outstanding	-	3,038,587,493 shares as of March 31, 2020 and 3,055,996,509 shares as of June 30, 2020	594,493	594,493	—
Additional paid-in capital	683,232	676,040	(7,192)
Retained earnings	1,645,451	1,769,225	123,774
Accumulated other comprehensive income (loss)	(26,105)	(25,973)	132

Total NHI shareholders’ equity before treasury stock	2,897,071	3,013,785	116,714
Common stock held in treasury, at cost -
454,975,108 shares as of March 31, 2020 and
437,566,092 shares as of June 30, 2020	(243,604)	(234,282)	9,322

Total NHI shareholders’ equity	2,653,467	2,779,503	126,036

Noncontrolling interests	77,797	51,140	(26,657)

Total equity	2,731,264	2,830,643	99,379

Total liabilities and equity	43,999,815	41,545,394	(2,454,421)

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019(A)	June 30, 2020(B)
Revenue:
Commissions	68,200	85,512	25.4
Fees from investment banking	27,311	10,828	(60.4)
Asset management and portfolio service fees	59,963	53,656	(10.5)
Net gain on trading	112,825	139,089	23.3
Gain on private equity and debt investments	791	1,070	35.3
Interest and dividends	199,473	106,543	(46.6)
Gain (loss) on investments in equity securities	(2,838)	3,473	—
Other	45,654	113,878	149.4

Total revenue	511,379	514,049	0.5
Interest expense	179,378	53,302	(70.3)

Net revenue	332,001	460,747	38.8

Non-interest expenses:
Compensation and benefits	125,102	138,297	10.5
Commissions and floor brokerage	24,551	28,511	16.1
Information processing and communications	41,757	43,238	3.5
Occupancy and related depreciation	19,120	17,058	(10.8)
Business development expenses	7,828	2,832	(63.8)
Other	38,837	49,000	26.2

Total non-interest expenses	257,195	278,936	8.5

Income before income taxes	74,806	181,811	143.0
Income tax expense	17,917	37,513	109.4

Net income	56,889	144,298	153.6

Less: Net income attributable to noncontrolling interests	1,056	1,782	68.8

Net income attributable to NHI shareholders	55,833	142,516	155.3

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	16.83	46.77	177.9

Diluted-
Net income attributable to NHI shareholders per share	16.48	45.65	177.0

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019(A)	June 30, 2020(B)
Net income	56,889	144,298	153.6
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(32,846)	(95)	—
Deferred income taxes	311	(14)	—

Total	(32,535)	(109)	—

Defined benefit pension plans:
Pension liability adjustment	649	2,807	332.5
Deferred income taxes	1,598	(499)	—

Total	2,247	2,308	2.7

Own Credit Adjustments:
Own Credit Adjustments	(1,726)	603	—
Deferred income taxes	(250)	(2,095)	—

Total	(1,976)	(1,492)	—

Total other comprehensive income (loss)	(32,264)	707	—

Comprehensive income	24,625	145,005	488.9
Less: Comprehensive income attributable to noncontrolling interests	197	2,357	—

Comprehensive income attributable to NHI shareholders	24,428	142,648	484.0

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2019 (A)	June 30, 2020 (B)
Net revenue

Business segment information:
Retail	80,640	81,078	0.5
Asset Management	34,500	34,024	(1.4)
Wholesale	159,486	248,669	55.9

Subtotal	274,626	363,771	32.5
Other	60,289	94,673	57.0

Net revenue	334,915	458,444	36.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	2,303	—

Net revenue	332,001	460,747	38.8

Non-interest expenses

Business segment information:
Retail	72,522	66,009	(9.0)
Asset Management	16,358	14,870	(9.1)
Wholesale	139,479	160,800	15.3

Subtotal	228,359	241,679	5.8
Other	28,836	37,257	29.2

Non-interest expenses	257,195	278,936	8.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	257,195	278,936	8.5

Income (loss) before income taxes

Business segment information:
Retail	8,118	15,069	85.6
Asset Management	18,142	19,154	5.6
Wholesale	20,007	87,869	339.2

Subtotal	46,267	122,092	163.9
Other*	31,453	57,416	82.5

Income (loss) before income taxes	77,720	179,508	131.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	2,303	—

Income (loss) before income taxes	74,806	181,811	143.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2019 (A)	June 30, 2020 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	12,794	5,577	(56.4)
Realized gain (loss) on investments in equity securities held for operating purposes	76	685	801.3
Equity in earnings of affiliates	8,265	6,609	(20.0)
Corporate items	1,391	45,090	—
Other	8,927	(545)	—

Total	31,453	57,416	82.5

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2020
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,232
Stock-based compensation awards	(8,314)
Changes in an affiliated company’s interests in its subsidiary	1,122

Balance at end of period	676,040

Retained earnings
Balance at beginning of year	1,645,451
Cumulative effect of change in accounting principle (1)	(18,200)
Net income attributable to NHI shareholders	142,516
Gain (loss) on sales of treasury stock	(542)

Balance at end of period	1,769,225

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)
Net change during the period	(684)

Balance at end of period	(26,958)

Defined benefit pension plans
Balance at beginning of year	(62,571)
Pension liability adjustment	2,308

Balance at end of period	(60,263)

Own credit adjustments
Balance at beginning of year	62,740
Own credit adjustments	(1,492)

Balance at end of period	61,248

Balance at end of period	(25,973)

Common stock held in treasury
Balance at beginning of year	(243,604)
Repurchases of common stock	(1)
Sale of common stock	0
Common stock issued to employees	9,323

Balance at end of period	(234,282)

Total NHI shareholders’ equity

Balance at end of period	2,779,503

Noncontrolling interests
Balance at beginning of year	77,797
Net change during the period	(26,657)

Balance at end of period	51,140

Total equity

Balance at end of period	2,830,643

(1)

Represents the adjustment to initially apply Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2020
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020(A)	June 30, 2020(B)
Revenue:
Commissions	68,200	65,254	79,289	96,062	85,512	(11.0)	308,805
Fees from investment banking	27,311	22,265	26,803	26,843	10,828	(59.7)	103,222
Asset management and portfolio service fees	59,963	59,926	61,020	57,293	53,656	(6.3)	238,202
Net gain on trading	112,825	105,609	109,266	28,909	139,089	381.1	356,609
Gain (loss) on private equity and debt investments	791	981	1,503	(3,368)	1,070	—	(93)
Interest and dividends	199,473	215,881	203,050	176,068	106,543	(39.5)	794,472
Gain (loss) on investments in equity securities	(2,838)	2,083	2,243	(16,214)	3,473	—	(14,726)
Other	45,654	101,905	14,276	4,156	113,878	—	165,991

Total revenue	511,379	573,904	497,450	369,749	514,049	39.0	1,952,482
Interest expense	179,378	190,524	162,472	132,279	53,302	(59.7)	664,653

Net revenue	332,001	383,380	334,978	237,470	460,747	94.0	1,287,829

Non-interest expenses:
Compensation and benefits	125,102	120,425	128,987	104,906	138,297	31.8	479,420
Commissions and floor brokerage	24,551	25,446	24,568	31,558	28,511	(9.7)	106,123
Information processing and communications	41,757	42,361	42,821	43,378	43,238	(0.3)	170,317
Occupancy and related depreciation	19,120	18,360	16,276	19,230	17,058	(11.3)	72,986
Business development expenses	7,828	7,906	8,509	7,642	2,832	(62.9)	31,885
Other	38,837	40,396	44,130	55,474	49,000	(11.7)	178,837

Total non-interest expenses	257,195	254,894	265,291	262,188	278,936	6.4	1,039,568

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	—	248,261
Income tax expense	17,917	(11,875)	10,337	12,515	37,513	199.7	28,894

Net income (loss)	56,889	140,361	59,350	(37,233)	144,298	—	219,367

Less: Net income (loss) attributable to noncontrolling interests	1,056	1,787	2,284	(2,758)	1,782	—	2,369

Net income (loss) attributable to NHI shareholders	55,833	138,574	57,066	(34,475)	142,516	—	216,998

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.83	42.11	18.07	(11.29)	46.77	—	67.76

Diluted-
Net income (loss) attributable to NHI shareholders per share	16.48	41.23	17.63	(11.31)	45.65	—	66.20

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020(A)	June 30, 2020(B)	(B-A)/(A)	March 31, 2020

Net revenue

Business segment information:
Retail	80,640	76,882	90,043	88,794	81,078	(8.7)	336,359
Asset Management	34,500	25,676	25,405	7,024	34,024	384.4	92,605
Wholesale	159,486	156,698	186,527	145,908	248,669	70.4	648,619

Subtotal	274,626	259,256	301,975	241,726	363,771	50.5	1,077,583
Other	60,289	123,295	35,695	12,294	94,673	670.1	231,573

Net revenue	334,915	382,551	337,670	254,020	458,444	80.5	1,309,156

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	—	Δ21,327

Net revenue	332,001	383,380	334,978	237,470	460,747	94.0	1,287,829

Non-interest expenses

Business segment information:
Retail	72,522	71,621	72,403	70,380	66,009	(6.2)	286,926
Asset Management	16,358	15,630	16,085	15,760	14,870	(5.6)	63,833
Wholesale	139,479	137,777	143,324	135,819	160,800	18.4	556,399

Subtotal	228,359	225,028	231,812	221,959	241,679	8.9	907,158
Other	28,836	29,866	33,479	40,229	37,257	(7.4)	132,410

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	6.4	1,039,568

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	6.4	1,039,568

Income (loss) before income taxes

Business segment information:
Retail	8,118	5,261	17,640	18,414	15,069	(18.2)	49,433
Asset Management	18,142	10,046	9,320	(8,736)	19,154	—	28,772
Wholesale	20,007	18,921	43,203	10,089	87,869	770.9	92,220

Subtotal	46,267	34,228	70,163	19,767	122,092	517.7	170,425
Other*	31,453	93,429	2,216	(27,935)	57,416	—	99,163

Income (loss) before income taxes	77,720	127,657	72,379	(8,168)	179,508	—	269,588

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	—	Δ21,327

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	—	248,261

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2020
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020(A)	June 30, 2020(B)
Net gain (loss) related to economic hedging transactions	12,794	7,043	2,333	(4,622)	5,577	—	17,548
Realized gain (loss) on investments in equity securities held for operating purposes	76	1,254	4,935	336	685	103.9	6,601
Equity in earnings of affiliates	8,265	8,009	4,798	13,918	6,609	(52.5)	34,990
Corporate items	1,391	(4,635)	(9,095)	(9,901)	45,090	—	Δ22,240
Other	8,927	81,758	(755)	(27,666)	(545)	—	62,264

Total	31,453	93,429	2,216	(27,935)	57,416	—	99,163

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2021_1q.pdf